UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of January, 2021 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_

Consolidated information for Santander UK plc and its controlled entities Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. Summarised consolidated income statement 2020 2019 £m £m Net interest income 3,443 3,292 Non-interest income 1 532 881 Total operating income 3,975 4,173 Operating expenses before credit impairment losses, provisions and charges (2,452) (2,499) Credit impairment losses (645) (221) Provisions for other liabilities and charges (273) (441) Total operating impairment losses, provisions and charges (918) (662) Profit before tax 605 1,012 Tax on profit (134) (279) Profit after tax for the period 471 733 Summary of segmental balance sheet assets and liabilities 31.12.20 31.12.19 £bn £bn Customer loans Retail Banking 183.4 178.8 Corporate & Commercial Banking 17.6 18.4 Corporate & Investment Banking 2.8 4.0 Corporate Centre 3.2 3.8 Total customer loans 207.0 205.0 Other assets 85.3 76.7 Total assets 292.3 281.7 Customer deposits Retail Banking 152.2 142.7 Corporate & Commercial Banking 25.0 20.5 Corporate & Investment Banking 6.5 6.1 Corporate Centre 2.0 2.4 Total customer deposits 185.7 171.7 Total wholesale funding 63.1 65.2 Other liabilities 27.5 28.7 Total liabilities 276.3 265.6 Shareholders’ equity 15.8 15.9 Non-controlling interests 0.2 0.2 Total liabilities and equity 292.3 281.7 Summarised consolidated capital 31.12.20 31.12.19 £bn £bn Total qualifying regulatory capital 15.2 15.8 Risk-weighted assets (RWAs) 71.9 72.6 Total capital ratio 21.2% 21.7% The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. 1. Comprises ‘Net fee and commission income’ and ‘Other operating income’.

Disclaimer Santander UK plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward- looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 237 of the Santander UK plc 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 24 March 2020 and page 73 of the Santander UK plc 2020 Half Year Financial Report filed with the SEC on 13 August 2020. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward- looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK PLC Dated: 3 February 2021 By / s / Duke Dayal Duke Dayal Chief Financial Officer